UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Badner St.

Ramat Gan,
4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On May 19, 2020, the board of directors of XTL Biopharmaceuticals Ltd. (the “Company”) appointed Shlomo Shalev to serve as Chief Executive Officer of the Company. Mr. Shalev, a current director, joined the board of directors in December 2014 and in August 2015 was appointed to serve as Chairman, and served in such capacity through June 2018 and from December 2019 until May 2020. He most recently served as Chairman of the Board of Micronet, a TASE listed company and an Active Chairman of the Board of Intercure (TASE listed). Prior to that Mr. Shalev served on various boards of private, NASDAQ listed and TASE listed companies. Mr. Shalev was the Senior Vice President of Investments at Ampal. He has also worked on a number of transactions in mergers and acquisitions and initial public offerings. With an educational background in economics, Mr. Shalev was Israel’s Consul for Economic Affairs and the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from the University of San Francisco and a B.A. degree in Economics from the University of Ben Gurion, Beer Sheva, Israel.

Also on May 19, 2020, Doron Turgeman resigned as Chief Executive Officer. Mr. Turgeman did not resign as a result of any disagreement with the board of directors or the Company. Mr. Turgeman will remain on the board of directors of the Company and shall serve as non-executive Chairman of the board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: May 26, 2020	By:	/s/ Shlomo Shalev
Shlomo Shalev
Chief Executive Officer

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